

November 21, 2013

Via E-mail
Steven R. Boal
President and Chief Executive Officer
Coupons.com Incorporated
400 Logue Avenue
Mountain View, California 94043

>   **Re: Coupons.com Incorporated**
>   **Draft Registration Statement on Form S-1**
>   **Submitted October 25, 2013**
>   **CIK No. 0001115128**

Dear Mr. Boal:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price, use of proceeds, dilution, capitalization, underwriting, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2.   Please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4.   Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

Overview, page 1

5.   Please revise here, in MD&A, and Business to provide more meaningful information about your CPGs and retailers, including the percentage of your revenue attributed to each group generally and the quality, size, tiers, other categories by type or product, significant concentrations, etc. of your CPGs and retailers.

6.   Please revise here, in MD&A, and Business to provide more detailed information about your revenue recognition activity, including, but not limited to, conversion, or monetization rates of your coupons, coupon codes, and digital advertising clicks, separately.

7.   We note from page 1 that you deliver digital coupons through social channels and on page 6, mobile channels. Please disclose these channels.

8.   Explain what you deliver and how when you "deliver integrated advertising through [y]our platform."

9.   We note from page 1 your use of the term "publishers." Please clarify who constitutes a publisher in your model; and revise throughout.

10.   We note from page 1 that consumers "selected" over 625 million coupons through your platform. Please clarify the consumer actions that consist of a selection and activation, as discussed on page 50. It appears a selection is when a consumer clicks-on a coupon such that the coupon becomes printable or is added to store loyalty card. Please tell us whether you have any tiered payment system within the coupon selection process, for example, whether you are paid more if the coupon is redeemed with a purchase.

11.   We note from page 1 that in 2012 $467 billion in coupons were distributed with 2.9 billion coupons redeemed. Please disclose the value of the coupons redeemed.

12.   We note from page 1 consumers who made a visit to your other sites were part of your key constituencies. Please clarify these other sites.

13.   We note your discussion on pages 1 and 6 regarding the importance of your ability to attract, retain and grow the digital promotion spending of leading CPGs, retailers and publishers and expand your relationship with them. Please disclose your rates of attraction and retention material to your business operations.

14.   We note your disclosure in the second paragraph on page 2 that discloses revenues, net loss, and Adjusted EBITDA. Please disclose, as you have done with respect to revenues, the percentage of change over the prior periods for net loss and Adjusted EBITDA.

15.   We note your disclosure that a substantial majority of the fees you generate from coupon codes are paid by retailers. To provide balance, include disclosure that when you deliver a digital coupon on a retailer's website or through its loyalty reward program, or the website of a publisher, you generally pay a distribution fee to the retailer or publisher.

Industry Overview, page 2

16.   We note your disclosure in the third paragraph on page 2. Please provide support for your statements that the effectiveness of promotions through traditional channels has significantly declined and that digital coupons are redeemed at higher rates and more effective.

Why CPGs and their Brands Choose Us, page 3

17.   We note your disclosure on page 3 regarding certain cohorts. Please disclose the cohort's spending as percentage of overall spending for the two periods discussed.

18.   We note your disclosure on page 3 that consumers selected 625 million coupons which illustrates your broad and effective reach. Please disclose the percent of total coupons selected as well.

Our Strengths, page 4

19.   We note the disclosure regarding your Attractive Business Model on page 5. Please also present net loss for the same periods.

Growth Strategy, page 5

20.   Please explain your use of "verticals" in this section.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Overview, page 48

21.   We note your disclosure in the second paragraph on page 48. Please further explain the Digital FSI Network and publishing tools.

22.   We note your disclosure in the third paragraph on page 48. Please disclose a breakdown of your total revenues by digital coupon selection, coupon code usage, and advertising on your website and mobile applications.

23.   We note your disclosure in the last paragraph on page 48. Please also disclose net loss.

Key Operating and Financial Performance Metrics, page 49

24.   We note your use of Transactions as a metric. Please advise the major kinds of transactions that constitute Transactions; based on your disclosure it appears it would be coupon selection and coupon code usage. If so, please disclose the number of selections made and codes used.

25.   Please disclose the process by which distribution fees are attributed to any particular transaction, by type, product or service, etc. We note your disclosure on page 54 that your increase in distribution fee costs was related to the increased number of transactions subject to a distribution fee completed through our platform.

Results of Operations, page 52

26.   We note from the third and fourth paragraphs of page 64 that you entered into a multi-year technology development and support agreement and multi-year service agreements in February, August and September 2013. In accordance with Item 303(a)(3)(ii) of Regulation S-K, please expand your discussion of results of operations to address known trends or uncertainties related to these multi-year agreements and their impact, whether favorable or unfavorable, on future net sales or revenues or income from continuing operations. Describe how these multi-year agreements will cause material changes in the relationship between costs and revenues, as appropriate.

Contractual Obligations and Commitments, page 63

27.   With a view to improved disclosure, describe for us the nature of the marketing services to be performed under the $7.8 million unconditional purchase commitment. Explain the business reasons for entering into an extended contract for these services and why 88% of the obligation will be paid in the final fifteen years of this arrangement.

Revenues, page 50

28.   We note your disclosure in the third paragraph on page 50 regarding setup fees. Please advise, with a view towards revised disclosure, the nature of these fees, including "proportional" payments and what constitutes a "per activation basis."

29.   Please explain how the number of authorized activations per insertion order is used with respect to your revenue.

30.   Disclose the structure for fees for the creation and setup of the digital coupons.

Comparison of the Six Months Ended June 30, 2012 and 2013, page 53

31.   We note your disclosure in the last paragraph on page 53. Please disclose your revenue increase by the kinds of transactions; that is, for instance, disclose the percent that coupon selection, coupon code usage, or advertising contributed towards the 54% increase.

Revenues, page 53

32.   We note your reference to an "increase in the number of promotions that included advertisement placements." Please explain what "promotions," included.

Business, page 75

Industry Overview, page 75

33.   We note your disclosure at the top of page 75 comparing an average shopper to a digital coupon shopper in a GfK study. Please explain the differences between an average and digital coupon shopper.

34.   We note your disclosure in the first paragraph on page 75 regarding the NCH Survey. Please disclose whether 79.8% of all consumers regularly used digital coupons or any kind of CPG coupons; also further specify "regularly.

Director Compensation, page 91

35.   Please disclose the number of stock awards for this table.

Financial Statements

Stock-based Compensation, page F-14

36.   We note the RSUs granted to employees generally vest upon the satisfaction of a performance condition as defined by ASC 718-10-20. We also note that you have not

recognized stock-based compensation expense because "the liquidity-event" (performance) "condition is not met until the occurrence of an initial public offering or change in control".   Please clarify your disclosure and explain to us your consideration of ASC 718-10-25-20, which requires the accrual of compensation cost if it is *probable* that the performance condition will be achieved.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Joe Kempf, Staff Accountant, at 202-551-3352 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy

Larry Spirgel
Assistant Director

Cc: Via E-mail
       Peter M. Astiz, Esq.
       DLA Piper LLP (US)